UNIFIED SERIES TRUST

225 Pictoria Drive, Suite 450

Cincinnati, OH 45246

November 7, 2023

Division of Investment Management

Disclosure Review and Accounting Office

U.S. Securities and Exchange Commission

New York Regional Office

100 Pearl Street, Suite 20-100

New York, NY 10004-2616

Attention: Mr. Tony Burak, Staff Accountant

Re: Unified Series Trust (the “Registrant”) SEC File No. 811-21237

Sarbanes Oxley Review

Dear Mr. Burak:

On September 14, 2023, you indicated that the Securities and Exchange Commission Staff had completed its routine review of the Registrant’s financial statements as required under the Sarbanes Oxley Act of 2002. You confirmed that the Staff had comments with respect to two series reviewed. Below are the Staff’s comments and Registrant’s responses.

With respect to the Silk Invest New Horizons Frontier Fund June 30, 2023 N-CSR:

Comment: The Staff noted that the Silk Invest New Horizons Frontier Fund (the “Fund”) had significant weighting in Nigerian securities (28.21%). Nigeria has currency controls in place. Explain the Fund’s accounting policies relating to currency where currency controls are in place. Please cite any applicable guidance under U.S. GAAP.

Response: The accounting records of the Fund are maintained in U.S. dollars. Foreign currency amounts are translated into U.S. dollars at the current rate of exchange each business day to determine the value of investments and other assets and liabilities. Due to the monetary policy regime in Nigeria, repatriation of the local currency was limited, so fund management evaluated the impact to the Fund and determined no adjustments were needed for the June 30, 2023 financial statements. Each circumstance where currency controls are in place is evaluated on a case-by-case basis with the best information available.

ASC 830-20-35-2 requires that foreign currency denominated assets and liabilities be remeasured at the end of each reporting period using the exchange rate at that date.

Since April 2023, the Fund’s Adviser (who is also the Fund’s Valuation Designee and part of the Fund’s Liquidity Risk Management Program Administrator (“LRMPA”)), at the request of the Unified Series Trust Board’s Pricing & Liquidity Committee (the “Committee”), has provided updates to the Committee related to the impact of events in Nigeria and the currency controls in place. These updates have been considered by the Valuation Designee in valuing the Nigerian securities and Nigerian currency held by the Fund.

Comment: During the reporting period, confirm whether there were any differences between onshore and offshore exchange rates. If there were differences, explain how the differences affected the Fund.

Response: As of June 30, 2023, assets and liabilities denominated in Nigerian Naira were translated using the Nigerian Autonomous Foreign Exchange Rate Fixing (“NAFEX”) rate. NAFEX is the official exchange rate and the only exchange rate that is accepted by the Fund’s custodian. The Adviser has determined that it is also the most liquid. While the use of an FX specialist and alternative exchange rate has not been quantified, Registrant acknowledges that differences could impact the effect of currency translation and the results of operations. However, the NAFEX rate was the only reference rate available for the currency translation.

Comment: During the reporting period, explain whether currency controls or differences in onshore/offshore exchange rates affected the Fund’s liquidity or the valuation of the Fund’s holdings.

Response: Given the volatility of the exchange rates and repatriation issues with the local government agencies, the LRMPA has classified the Fund’s holdings as less than liquid. During the reporting period, the Fund used prices from a third-party pricing vendor to determine valuations for the Fund’s holdings with no additional fair value adjustments, and the NAFEX rate was determined to be the only available reference rate for currency translation. The Fund’s Adviser continues to monitor the actions of the local government and the Valuation Designee and LRMPA may make adjustments if deemed necessary.

It is difficult to identify specific impacts of currency controls or differences in onshore/offshore exchange rates to the valuation of the Fund’s holdings. The Fund’s holdings are valued at local market prices and are translated daily into U.S. dollars using the NAFEX rate as of the close of business each valuation date.

The Fund’s financial statements are subject to the Fund’s internal control over financial reporting and the Fund’s disclosure controls and procedures. Accordingly, multiple levels of review and controls are executed by the Fund’s Adviser, administrator, Trust officers, and Trust counsel in the preparation of such financial statements.

With respect to the Auer Growth Fund November 30, 2022 N-CSR:

Comment: Item 11.b. includes language from a prior version of Form N-CSR. It describes changes in internal controls during the second fiscal quarter of the period covered by the report. Form N-CSR was revised several years ago to remove “second fiscal quarter” so that the response should represent whether there were any changes in internal controls for the full period covered by the report. Please confirm if there were any changes in internal controls during the full period of the report. Also, please confirm the Registrant will use the current Form N-CSR language going forward.

Response: Registrant confirms that there were no significant changes in the Registrant’s internal control over financial reporting that occurred during the period covered by the Auer Growth Fund’s November 30, 2022 N-CSR that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting. Registrant will use the current Form N-CSR language going forward.

Thank you for your review. If you have any additional questions, or need additional information, please contact me at 513-346-3324.

Sincerely,

/s/ Elisabeth Dahl

Elisabeth Dahl

Secretary, Unified Series Trust

Copy to:            Mr. Martin Dean, President, Unified Series Trust

Mr. Zachary Richmond, Treasurer and Chief Financial Officer, Unified Series Trust

Ms. Cassandra Borchers, Esq., Thompson Hine LLP